

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Nahum Trost
Chief Financial Officer
Caesarstone Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

Re: Caesarstone Ltd.
Form 20-F for the Year Ended December 31, 2022
File No. 001-35464

Dear Nahum Trost:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing